CONSENT OF EXPERT

October 15, 2025

VIA EDGAR

United States Securities and Exchange Commission

Re: Taseko Mines Limited (the "Company")

Registration Statement on Form F-10

I, Jeremy Guichon, P.Eng., hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following technical report (the "Technical Report"):

  "Technical Report Update on the Yellowhead Copper Project, British Columbia Canada" dated June 15, 2025 with an effective date of July 10, 2025 and to references to the Technical Report, or portions thereof, in the Registration Statement and the documents incorporated therein by reference and to the inclusion and incorporation by reference of the information derived from the Technical Report related to me in the Registration Statement.  This consent extends to any amendments to the Registration Statement, including any post-effective amendments.

Yours truly,

/s/ Jeremy Guichon

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Jeremy Guichon, P.Eng.